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                           Filed by Public Service Enterprise Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                                Subject Company:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)




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                                      [OUTLOOK ONLINE SPECIAL EDITION PSEG LOGO]

December 20, 2004

Exelon and Public Service Enterprise Group agree to historic merger

Exelon and PSEG announced today that they have entered into a merger agreement to combine to create Exelon Electric & Gas, the nation's largest utility. The merger will create a combined company with total assets of approximately $79 billion serving three major metropolitan areas, more than 7 million retail electric customers in Illinois, New Jersey and Pennsylvania, and more than 2 million gas customers in Pennsylvania and New Jersey. The combination will create an extraordinary utility system with enhanced safety, reliability and efficiency.

Jim Ferland, chairman, president and CEO of PSEG said, "This is a truly unique opportunity for two major companies. Exelon is the foremost leader in the nuclear generation business and will have an immediate positive impact on our operations. By contrast, we are highly regarded for our expertise in transmission and distribution operations and retail auctions, which will be a valuable addition to Exelon's business."

Ferland added that John Rowe, chairman, president and CEO of Exelon, "will bring a wealth of executive experience and success to the new and larger organization. He is a good, strong leader who understands how to accomplish what we both envision: the creation of the ideal business model for the utility industry. Together with the talented employees of both companies, John will build a new business that will grow shareholder value and serve all our constituencies well."


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The merger is conditioned, among other things, upon the approvals by the shareholders of both companies and a number of regulatory approvals or reviews by federal and state energy authorities. This kind of regulatory process is not uncommon for a merger of this nature and both companies expect regulators to view the merger positively. It is expected that the transaction will close in 12-15 months. In addition, the two companies have entered into a nuclear operating services contract starting in early 2005 whereby Exelon will provide assistance to PSEG at PSEG's nuclear facilities.

For more information about this announcement, including the press release, a special edition of PSEG Outlook and key facts about the merger, go to the newly created merger site on Information Central. Later today, PSEG and Exelon will host a webcast and conference call for investor analysts. Due to system limitations, employees will not be able to log onto the webcast from their company computers. The entire webcast and conference call will be available for viewing later in the day on Information Central.






This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 21, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.